November 27, 2006

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 4 to Form S-1 on Form S-3 Registration Statement
Registration No. 333-124512

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the effective date of the above-referenced Post-Effective Amendment No. 4 to Form S-1 on Form S-3 Registration Statement be accelerated so that it may become effective at 1 p.m. on Monday, November 27, 2006 or as soon as practicable thereafter.

In addition, the Registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE DRESS BARN, INC.

By:	/S/ ARMAND CORREIA
Armand Correia
Senior Vice President and Chief Financial Officer

dressbarn, Inc., 30 Dunnigan Drive, Suffern NY 10901, 845-369-4500